IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for June 28, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-74674
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on June 28, 2002.

CWMBS, INC.

By: [signature]
Celia Coulter
Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated	4
99.2	Computational Materials Prepared by J.P. Morgan Securities Inc.	5

June 25, 2002 10:53AM
Settlement: June 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CWALT027Y Class CB12
Current Balance: $18,080,000.00 Current Coupon: 6.75%

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

liborlm (1.85)
No default scenario exists

Scenario Assumption

	100 prepay_jum		8 CPR		10 CPR		15 CPR		20 CPR		25 CPR		30 CPR		36 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	6.515	5.11	6.666	9.40	6.642	8.28	6.554	5.79	6.456	4.33	6.362	3.49	6.266	2.91	6.141	2.40	5.799	1.61
101-10	6.503		6.659		6.634		6.543		6.442		6.344		6.244		6.115		5.761	
101-12	6.491		6.653		6.627		6.533		6.427		6.327		6.223		6.089		5.723	
101-14	6.479		6.646		6.619		6.522		6.413		6.309		6.202		6.064		5.685	
101-16	6.467	5.11	6.640	9.41	6.612	8.29	6.512	5.79	6.399	4.33	6.292	3.49	6.181	2.91	6.038	2.40	5.647	1.62
101-18	6.455		6.633		6.605		6.501		6.385		6.274		6.160		6.013		5.609	
101-20	6.443		6.627		6.597		6.490		6.371		6.257		6.139		5.987		5.571	
101-22	6.431		6.620		6.590		6.480		6.357		6.239		6.118		5.962		5.533	
101-24	6.419	5.11	6.614	9.42	6.582	8.29	6.469	5.80	6.343	4.33	6.222	3.49	6.097	2.91	5.936	2.40	5.496	1.62
101-26	6.407		6.607		6.575		6.459		6.329		6.204		6.076		5.911		5.458	
101-28	6.395		6.601		6.568		6.448		6.314		6.187		6.055		5.885		5.420	
101-30	6.383		6.594		6.560		6.438		6.300		6.169		6.034		5.860		5.382	
102-00	6.371	5.12	6.588	9.43	6.553	8.30	6.427	5.80	6.286	4.34	6.152	3.50	6.013	2.92	5.834	2.40	5.345	1.62
102-02	6.359		6.581		6.546		6.417		6.272		6.134		5.993		5.809		5.307	
102-04	6.348		6.575		6.538		6.406		6.258		6.117		5.972		5.784		5.269	
102-06	6.336		6.568		6.531		6.396		6.244		6.100		5.951		5.758		5.232	
102-08	6.324	5.12	6.562	9.43	6.524	8.31	6.385	5.80	6.230	4.34	6.082	3.50	5.930	2.92	5.733	2.40	5.194	1.62
102-10	6.312		6.555		6.516		6.375		6.216		6.065		5.909		5.708		5.157	
102-12	6.300		6.549		6.509		6.364		6.202		6.047		5.888		5.682		5.119	
102-14	6.288		6.543		6.502		6.354		6.188		6.030		5.867		5.657		5.082	
102-16	6.276	5.12	6.536	9.44	6.494	8.31	6.343	5.81	6.174	4.34	6.013	3.50	5.847	2.92	5.632	2.40	5.044	1.62
102-18	6.264		6.530		6.487		6.333		6.160		5.995		5.826		5.606		5.007	
102-20	6.253		6.523		6.480		6.323		6.146		5.978		5.805		5.581		4.970	
102-22	6.241		6.517		6.473		6.312		6.132		5.961		5.784		5.556		4.932	
WAL	6.486		15.614		12.670		7.621		5.297		4.110		3.342		2.692		1.757	
1st Prin	01/25/08		08/25/15		11/25/12		11/25/08		01/25/07		01/25/06		05/25/05		10/25/04		01/25/04	
Mat.	02/25/10		12/25/20		10/25/17		10/25/11		08/25/08		02/25/07		04/25/06		07/25/05		06/25/04	

June 25, 2002 10:53AM
Settlement: June 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CWALT027Y Class CB12
Current Balance: $18,080,000.00 Current Coupon: 6.75%

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.85)
No default scenario exists

Scenario Assumption

	100 prepay_jum		8 CPR		10 CPR		15 CPR		20 CPR		25 CPR		30 CPR		36 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
102-24	6.229	5.12	6.511	9.45	6.465	8.32	6.302	5.81	6.118	4.34	5.944	3.50	5.764	2.92	5.531	2.40	4.895	1.62
WAL	6.486		15.614		12.670		7.621		5.297		4.110		3.342		2.692		1.757	
1st Prin	01/25/08		08/25/15		11/25/12		11/25/08		01/25/07		01/25/06		05/25/05		10/25/04		01/25/04	
Mat.	02/25/10		12/25/20		10/25/17		10/25/11		08/25/08		02/25/07		04/25/06		07/25/05		06/25/04	

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY LYNCH, PIERCE, FENNER & SMITH INCORPORATED

for

CWMBS, INC.

Alternative Loan Trust 2002-7
Mortgage Pass-Through Certificates, Series 2002-11

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY J.P. MORGAN SECURITIES INC.

for

CWMBS, INC.

Alternative Loan Trust 2002-7
Mortgage Pass-Through Certificates, Series 2002-11

CWALT_02_07 - Collateral - Loan Attributes

X	ID#	Name	Coll Type	Gross Coup	Servicing Fe	Net Coupon	Cut Off Date	Original Bala	Remaining A	Original Amo	Remaining B	Original Ball
	1	1 disc	MORTGAGE	7.132276122	0.289578275	6.842697847	116299888.5	116299888.5	358	358	358	358
	1	2 prem	MORTGAGE	7.795011738	0.284779965	7.510231773	184338770.7	184338770.7	359	360	359	360
	1	3 disc_pref	MORTGAGE	7.101697847	0.259	6.842697847	38500000	38500000	360	360	360	360
	1	4 prem_pref	MORTGAGE	7.769231773	0.259	7.510231773	60861340.82	60861340.82	360	360	360	360
	1	5 disc	MORTGAGE	7.036578015	0.264398561	6.772179454	199731491	199731491	356	357	356	357
	1	6 prem	MORTGAGE	7.956212177	0.30758707	7.648625107	460958921.7	460958921.7	358	359	358	359

Generated by Intex Trader 6/27/2002 12:10 PM

Age	Balloon Type	Monthly P&I	Fee Daycou	Pmt Daycou	Prefund Mon	Prefund Net	Group	Sub-Group	Frequency
0							1		
1							1		
0							1		
0							1		
1							2		
1							2		

CWALT_02_07 - Price/Yield - M

Balance	$30,760,000.00	Delay	24
Coupon	7	Dated	6/1/2002
Settle	6/28/2002	First Payment	7/25/2002

Price	*12 CPR*	*16 CPR*	*18 CPR*	*22 CPR*	*25 CPR*
	Yield	Yield	Yield	Yield	Yield
103-07+	6.6233	6.5946	6.5817	6.5585	6.543
103-09+	6.6154	6.5862	6.5731	6.5495	6.5338
103-11+	6.6076	6.5779	6.5646	6.5406	6.5246
103-13+	6.5997	6.5695	6.556	6.5317	6.5154
103-15+	6.5918	6.5612	6.5475	6.5227	6.5062
103-17+	6.584	6.5529	6.5389	6.5138	6.497
103-19+	6.5762	6.5446	6.5304	6.5049	6.4878
103-21+	6.5683	6.5363	6.5219	6.496	6.4787
103-23+	6.5605	6.528	6.5134	6.4871	6.4695
103-25+	6.5527	6.5197	6.5049	6.4782	6.4604
103-27+	6.5449	6.5114	6.4964	6.4693	6.4512
WAL	12.2	11.02	10.56	9.82	9.38
Mod Durn	7.657	7.219	7.038	6.734	6.545
Principal Wind	Jul02 - Jun32	Jul02 - Jun32	Jul02 - Jun32	Jul02 - Jun32	Jul02 - Jun32

Yield Curve Mat 3MO 6MO 2YR 5YR 10YR 30YR
Yld 1.72 1.79 2.88 4.10 4.84 5.46

CWALT_02_07 - Dec - M - B5

Date	1 - 0 PPC	2 - 50 PPC	3 - 100 PPC	4 - 150 PPC	5 - 200 PPC
28-Jun-02	100	100	100	100	100
25-Jun-03	99	99	99	99	99
25-Jun-04	98	98	98	98	98
25-Jun-05	97	97	97	97	97
25-Jun-06	96	96	96	96	96
25-Jun-07	95	95	95	95	95
25-Jun-08	93	91	88	85	82
25-Jun-09	92	86	80	74	67
25-Jun-10	90	80	70	60	50
25-Jun-11	89	73	59	46	31
25-Jun-12	87	65	47	33	20
25-Jun-13	85	58	38	23	12
25-Jun-14	83	51	30	17	8
25-Jun-15	81	45	24	12	5
25-Jun-16	78	40	19	8	3
25-Jun-17	75	35	15	6	2
25-Jun-18	73	31	12	4	1
25-Jun-19	69	27	9	3	1
25-Jun-20	66	23	7	2 *	
25-Jun-21	63	20	6	1 *	
25-Jun-22	59	17	4	1 *	
25-Jun-23	55	14	3	1 *	
25-Jun-24	50	12	3 *	*	
25-Jun-25	45	10	2 *	*	
25-Jun-26	40	8	1 *	*	
25-Jun-27	34	6	1 *	*	
25-Jun-28	28	5	1 *	*	
25-Jun-29	22	3 *	*	*	
25-Jun-30	15	2 *	*	*	
25-Jun-31	7	1 *	*	*	
25-Jun-32	0	0	0	0	0
WAL	20.16	13.4	10.56	9.13	8.18
Principal Wind	Jul02-Jun32	Jul02-Jun32	Jul02-Jun32	Jul02-Jun32	Jul02-Jun32